UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of July, 2008

JACADA LTD.
(Translation of registrant's name into English)

11 Galgalei Haplada Street
Herzliya, 46722 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on July  8, 2008: Jacada Signs Material Contract with Nationwide Insurance

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ TZVIA BROIDA
		Name:	Tzvia Broida
		Title:	Chief Financial Officer

Dated:	July 8, 2008

Jacada Signs Material Contract with
Nationwide Insurance

ATLANTA--(BUSINESS WIRE)--Jacada Ltd. (Nasdaq: JCDA), a leading provider of unified desktop and process optimization solutions for customer service operations, today announced that it has signed a material agreement with Nationwide Insurance. The agreement, signed this month, is the second material contract awarded to Jacada for the Nationwide Insurance Property & Casualty division. The first agreement was announced on January 8, 2008 as an agreement with a large North American Insurance Company. Revenue from this most recent contract will be recognized in future quarters.

Jacada was originally selected by Nationwide Insurance to help automate service center processes and unify the desktop within the Nationwide Insurance Service Centers that support the Nationwide Insurance Property & Casualty Distribution Channel. This most recent contract extends the use of the Jacada solution to the Property and Casualty Direct Sales and Service group, to further automate and simplify access to customer, policy and billing information. By implementing the Jacada unified customer service desktop, Nationwide Insurance plans to simplify and automate customer service processes, which will help reduce operational costs and provide better and timelier access to the data needed to drive more profitable interactions and deliver a superior customer experience.

“We selected Jacada due to the time-to-market advantages of their software and approach, and their expertise and success in simplifying and automating customer service processes,” said Srinivas Koushik, chief information officer for Nationwide Insurance. “The Jacada WorkSpace unified service desktop provides a flexible, adaptable and scalable solution that is very compatible with our existing infrastructure and strategic direction, and should deliver a quick return on our investment. The ability to implement the solution quickly, without modifying our existing systems or infrastructure, was key in our decision to go with Jacada.”

“As with other industries, insurance providers have a strong focus on customer service and retention,” said Joe Horne, senior vice president of Americas sales operations for Jacada. “We are excited to be partnered with Nationwide and greatly satisfied to see our relationship grow. Their continued commitment to innovate and invest in the agent and customer experience is a testament to their leadership position in the insurance industry.”

About Jacada

Jacada is a leading global provider of unified service desktop and process optimization solutions that simplify and automate customer service processes. By bridging disconnected systems into a single, intelligent workspace, Jacada solutions create greater operational efficiency and increase agent and customer satisfaction. Founded in 1990, Jacada operates globally with offices in Atlanta, Georgia; Herzliya, Israel; London, England; and Munich, Germany. Jacada can be reached at www.jacada.com.

This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

CONTACT:
Jacada
Media Contact:
Cindy Curtin Knezevich, 770-352-1300
cindyk@jacada.com
or
Hayden Communications
Investor Relations Contact:
Peter Seltzberg, 646-415-8972
peter@haydenir.com